UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Avenue

New York NY 10152

(212) 407-5227

with a copy to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,670,541 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,670,541 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,670,541 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.80% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on 127,516,179 shares of Common Stock outstanding as of November 6, 2020, based on the Issuer’s quarterly report on Form 10-Q for the nine months ended September, 30, 2020, filed on November 10, 2020, and after giving effect to the issuance of 8,246,585 shares of Common Stock on November 18, 2020 in connection with the conversion of 90,632 shares of the Issuer’s 7.5% Series A Convertible Preferred Stock.

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,670,541 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,670,541 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,670,541
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.80% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

Based on 127,516,179 shares of Common Stock outstanding as of November 6, 2020, based on the Issuer’s quarterly report on Form 10-Q for the nine months ended September, 30, 2020, filed on November 10, 2020, and after giving effect to the issuance of 8,246,585 shares of Common Stock on November 18, 2020 in connection with the conversion of 90,632 shares of the Issuer’s 7.5% Series A Convertible Preferred Stock.

EXPLANATORY NOTE

This Amendment No. 3 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on February 11, 2019 with the U.S. Securities and Exchange Commission and amended by Amendment No. 1 filed on May 1, 2020 and Amendment No. 2 filed on May 20, 2020, by (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i), (b) and (c) in their entirety and replacing them as follows:

(a)

(i) CD&R Holdings is the beneficial owner and direct holder of 33,670,541 shares of Common Stock. 11,066,478 of such shares of Common Stock were acquired by CD&R Holdings on February 7, 2019 in connection with the Merger, 14,357,478 of such shares of Common Stock were issued on September 9, 2020 upon conversion of 159,368 shares of the Issuer’s 7.5% Series A Convertible Preferred Stock (the “Series A Preferred Stock”), at the option of the Issuer, pursuant to the terms of the Certificate of Designations, and 8,246,585 of such shares of Common Stock were issued on November 18, 2020 upon conversion by the Issuer of 90,632 shares of Series A Preferred Stock, at the option of the Issuer, pursuant to the terms of the Certificate of Designations and following approval by the Issuer’s stockholders on November 17, 2020 of the conversion of all outstanding shares of Series A Preferred Stock into Common Stock, which included accrued dividends in respect of the 90,632 shares of Series A Preferred Stock in the form of 81,540 shares of Common Stock Series. CD&R Holdings’ ownership interest is approximately 24.80% of the outstanding shares of Common Stock, based on 127,516,179 shares of Common Stock outstanding as of November 6, 2020 and after giving effect to the issuance of 8,246,585 shares of Common Stock on November 18, 2020 in connection with the conversion of 90,632 shares of Series A Preferred Stock.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) Except as otherwise described in Item 5 of this Schedule 13D, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Stock in the past 60 days.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

99.7	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020

CD&R VFC HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

5